Mail Stop 0407

      							February 14, 2005

Via U.S. Mail and Fax
Mr. J. Kernan Crotty
Chief Financial Officer
Teletouch Communications, Inc.
1913-B Deerbrook Drive
Tyler, Texas 75703

	RE:	Teletouch Communications, Inc.
      Form 10-K for the fiscal year ended May 31, 2004
		Filed September 1, 2004

Form 10-Q for the quarters ended August 31, 2004 and November 30,
2004
		File No. 001-13436

Dear Mr. Crotty:

      We have reviewed the above referenced filings and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. As such, all persons who are responsible for the adequacy and accuracy of the disclosure are urged to be certain that they have included all information required pursuant to the Securities Exchange Act of 1934. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-K for the year ended May 31, 2003

Managements Discussion and Analysis, page 13

1. In future filings, expand the last paragraph of 16, and elsewhere as needed, to discuss material changes from year to year in each line item to the extent necessary for an understanding of your businesses as required by Instruction 4 of Item 303(a) of Regulation S-K. Explain and individually quantify the material factors underlying each material line item change as required by Financial Reporting Codification Sections 501.04.

Reports of Registered Public Accounting Firms, page F-2

2. We note that, in the third paragraph of page F-2, the report of BDO Seidman provides an opinion on financial statements prepared in conformity with the standards of the Public Company Accounting Oversight Board (PCAOB). The PCAOB, however, does not set US accounting standards. Please amend to include an auditors opinion that clearly identifies the accounting principles and practices reflected in the financial statements as required by Rule 2-02(c)(1)
of Regulation S-X.

Consolidated Statements of Operations, page F-6

3. Refer to the fourth paragraph of page 3 and footnotes (6) and
(7)
of page 11 of Form 10-K/A#1, which suggest that TLL Partners and the
Teletouch are under the common control of Chairman Robert
McMurrey.
Does Mr. McMurrey control both of these companies? Please explain to us supplementally. See paragraph 2 of SFAS 57 and expand future filings to include more robust disclosure of your related party transactions.

4. Further, refer to the last paragraph of page F-13 and tell us why you reported a $36.4 million "gain" on preferred stock transaction on the face of your income statement given the related party nature of this transaction. Tell us your consideration of why you did not account for this transaction as a recapitalization or reorganization without positive impact on your EPS. Explain also how you determined the amount of this "gain". Give us your calculations and reconcile the values used for your common stock to the trading market at the time of the exchange. We note that your shares traded as low as $0.11 per share in November 2002. Please refer to all pertinent authoritative accounting literature in your response.

5. Also, see EITF Topic D-42 and tell us why you characterized an excess of the carrying amount of preferred stock over the fair value of the securities transferred as a "gain" on the face of your income statement given the capital nature of this transaction. In future filings, please re-characterize this line item and the "Income
(Loss)" caption above it to more clearly convey their nature as net income and a capital exchange excess. Please refer to all pertinent authoritative accounting literature in your response.

6. Similarly, in future filings, reposition the extraordinary item in accordance with paragraph 11 of APB 30.

7. Refer to the paragraph on page F-35, which indicates that you retained some of the paging infrastructure of Preferred Networks, Inc. (PNI). The disclosure in the last paragraph of page 11, however, suggests that you applied paragraphs 44 and 45 of SFAS 141 to your purchase of PNI. Please advise. Tell us how you allocated the purchase price for PNI to the net assets that you acquired. Explain to us how you applied SFAS 141 to this allocation and why it is appropriate to record an extraordinary item as a result of this transaction.

8. Refer to page F-6 and tell us how you applied with the guidance of
SAB Topic 11B.  Describe and analyze the "net book value of
products
sold" and "operating" expense line items.  Tell us how much of your
depreciation and amortization expenses are charged for assets used to
generate service, rent, maintenance and sales revenues.   In this
regard, revise future filings to provide clear and appropriate captions for "net book value of products sold" and the subsequent untitled margin line.

9. Further, comply with Rule 5-03(b)2 of Regulation S-X, in future filings, and separately present: costs of service, rent, and maintenance revenue and the costs of products sold.

Note A - Basis of Presentation

Reclassifications, page F-9

10. Refer to the paragraph bridging pages F-9 and F-10, which indicates that you used EITF Topic D-95 to account for the common shares underlying your Series C Preferred Shares in your computation of EPS. Tell us of your consideration of the applicability of EITF
03-06 and the two-class method for these shares in your EPS calculation.

Note B - Summary of Significant Accounting Policies

Revenue Recognition, page F-12

11. Supplementally advise and clarify the second sentence of the last
paragraph of page F-12.   Give us a better understanding of how
you
decide when to recognize and when to deferred revenue. Describe your billing cycle. Explain why some of your customers prepay month fees and why only prepaid monthly service fees paid by customers, and not all charges billed in advance, are deferred.

Recent Accounting Pronouncements, page F-16

12. Refer to the paragraph bridging pages F-16 and F-17, which discusses your redeemable equity instruments. Describe for us in more detail the terms and conditions of these securities and tell us how you considered the provisions of SFAS 150.

Form 10-Q for the quarter ended November 30, 2004

13. Refer to the second paragraph of page 25, which indicates several paging systems now operate at a loss. Tell us your consideration of whether or not related goodwill and other long-term assets are now impaired under SFAS 142 and SFAS 144.

*    *    *    *

      As appropriate, please amend your Form 10-K and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

 	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and


* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

      You may contact Adam Washecka, Staff Accountant, at (202)
824-
5569 or Joseph Kempf, Senior Staff Accountant, at (202) 942-1979 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 942-1990 with any other questions.

							Sincerely,


							Larry M. Spirgel
							Assistant Director




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Mr. J. Kernan Crotty
Teletouch Communications, Inc.
February 14, 2005
Page 2